Exhibit 4.1

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”), dated as of October 10, 2003, is between Berger Holdings, Ltd., a Pennsylvania corporation (the “Company”), and Oxford Transfer & Registrar, an Ohio corporation, as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent are parties to a Rights Agreement, dated as of August 21, 1998 (the “Rights Agreement”);

WHEREAS, the Board of Directors of the Company has approved the execution and delivery, and consummation of the transactions contemplated thereunder, of an Agreement and Plan of Merger, pursuant to which an unaffiliated corporation will effect a tender offer for all of the issued and outstanding shares of common stock of the Company and thereafter be merged with the Company; and

WHEREAS, pursuant to Section 26 of the Rights Agreement, the Board of Directors of the Company has determined that an amendment to the Rights Agreement as set forth below is necessary and desirable in connection with the foregoing, and the Company and the Rights Agent desire to evidence such amendment in writing.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties agree as follows:

1. Defined Terms. Terms defined in the Rights Agreement and used but not otherwise defined herein shall have the meanings given to them in the Rights Agreement.

2. Amendment of Section 1(a). Section 1(a) of the Rights Agreement is hereby amended to add the following at the end of the paragraph entitled “Acquiring Person”:

“Notwithstanding anything to the contrary contained in this Agreement, neither Euramax International, Inc., a Delaware corporation (“Parent”), nor Amerimax Pennsylvania, Inc., a Pennsylvania corporation (“Purchaser”), nor their permitted assigns under the Merger Agreement (as defined below), shall be deemed to be an Acquiring Person by virtue of (i) the execution of the Agreement and Plan of Merger, dated as of October 10, 2003, among Parent, Purchaser and the Company (as such agreement may be amended from time to time, the “Merger Agreement”), (ii) the execution of the Tender and Option Agreement by and among Parent, Purchaser, the Company and certain shareholders of the Company (as such agreement may be amended from time to time, the “Tender Agreement”), (iii) the execution of the Stock Option Agreement by and among Parent, Purchaser and the Company (as such agreement may be amended from time to time, the “Top-Up Agreement”), or (iv) the consummation of the transactions contemplated by the Merger Agreement, the Tender Agreement, the Top-Up Agreement or any or all of the foregoing in combination.”

3. Amendment of Section 3(a). Section 3(a) of the Rights Agreement is hereby amended to add the following paragraph at the end thereof:

“Notwithstanding anything to the contrary contained in this Agreement, the occurrence of (A) the approval, execution and delivery of the Merger Agreement, the Tender and Option Agreement and the Stock Option Agreement, (B) the consummation of the transactions contemplated by the Merger Agreement, the Tender Agreement or the Top-Up Agreement or (C) the announcement of any of the foregoing events will not, individually or collectively, cause (i) the Rights to become exercisable or (ii) the occurrence of a Distribution Date, a Triggering Event or a Stock Acquisition Date.”

4. Amendment of Section 7. Section 7 of the Rights Agreement is hereby amended to add the following at the end thereof:

“(g) Notwithstanding anything to the contrary contained in this Agreement, immediately following to the acceptance for payment of shares of Common Stock pursuant to the Offer (as defined in the Merger Agreement), all Rights granted by this Agreement shall become null and void, this Agreement shall be terminated and all provisions of this Agreement, collectively and separately, shall be without effect (including, without limitation, all sections pertaining to redemption of the Rights).”

5. Rights Agreement as Amended. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby and this Amendment No. 1 shall be effective as of October 10, 2003, as if executed on such date. It is expressly understood and agreed that except as provided above, all terms, conditions and provisions contained in the Rights Agreement shall remain in full force and effect without any further change or modification whatsoever.

6. Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Pennsylvania and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be fully executed, all as of the date and year first above written.

BERGER HOLDINGS, LTD.

By:	/s/ Joseph F. Weiderman

Name:	Joseph F. Weiderman
Title:	President

OXFORD TRANSFER & REGISTRAR
as Rights Agent

By:	/s/ Robert E. Roach

Name:	Robert E. Roach
Title:	Vice President